SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                  Paligent Inc. (f/k/a HeavenlyDoor.com, Inc.)
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    696385103
                                 (CUSIP Number)


                                  Richard Kurtz
                                301 Sylvan Avenue
                     Englewood Cliffs, New Jersey 07632-2515
                                 (201) 871-1055
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 13, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 SCHEDULE 13D/A

CUSIP No. 696385103
-------------------
1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard J. Kurtz

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS
     PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                             7)   SOLE VOTING POWER
                                  5,982,984

NUMBER                       8)   SHARED VOTING POWER
OF                                0
SHARES

BENEFICIALLY                 9)   SOLE DISPOSITIVE POWER
OWNED BY                          5,982,984
EACH

REPORTING                    10)  SHARED DISPOSITIVE POWER
PERSON                            0
WITH

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,982,984

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
      SHARES

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.4%

14)  TYPE OF REPORTING PERSON
      IN

                                 SCHEDULE 13D/A
                              CUSIP No. 696385103

Item 1.      Security and Issuer.
             -------------------

     This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Paligent Inc., a Delaware corporation, formerly known as HeavenlyDoor.com., Inc. (the "Company") whose principal executive offices are located at 369 Lexington Avenue, New York, New York 10017.

Item 2.      Identity and Background.

     (a) This Schedule 13D/A is being filed on behalf of Richard J. Kurtz.

     (b) Richard Kurtz's business address is located at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

     (c) Richard Kurtz's principal occupation is serving as president and chief executive officer of Kamson Corporation, a privately held corporation with its principal executive offices located at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

     (d) During the past five years, Richard Kurtz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Richard Kurtz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Richard Kurtz is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration.

     (a) Richard Kurtz acquired shares of the Company in January 2000 in connection with a merger transaction ("Merger"), at which time he became a 5% stockholder of the Company.

     (b) Subsequent to the Merger, Richard Kurtz made various other purchases in the public market with his personal funds.

Item 4.      Purpose of Transaction.

             The shares of Common Stock purchased by Richard Kurtz have been acquired for investment purposes. Richard Kurtz may make further purchases of the Common Stock from time to time and may dispose of any or all shares of the Common Stock held by him at any time, subject to certain lock-up provision with respect to certain shares acquired in the Merger. Other than as set forth in this paragraph, Richard Kurtz does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j) inclusive of Item 4 of Schedule 13D. Richard Kurtz may, at any time and from time to time, review or reconsider his position with respect to the Company, and formulate plans or proposals with respect to such matters, but has no present intention to do so.

Item 5.      Interest in Securities of the Issuer.

     (a) On February 13, 2002, Richard Kurtz beneficially owned 5,982,984 shares of the Company, or approximately 18.4% of the Company's outstanding shares of Common Stock as of March 21, 2001, as reflected in the Form 10-K/A of the Company filed with the Securities and Exchange Commission on April 2, 2001, equal to 32,490,948.

     (b) Richard Kurtz has the sole power to vote and dispose of the Common Stock owned by him.

     (c) The following transactions with respect to the Common Stock of the Company have been effected on the open market during the past 60 days by Richard
Kurtz:

      --------------------------------------- --------------------------- -------------------------------
      Date of Purchase                             Number of Shares          Purchase Price Per Share
      --------------------------------------- --------------------------- -------------------------------
      December 10, 2001                                          195,000         $ .054
      --------------------------------------- --------------------------- -------------------------------
      December 10, 2001                                          405,000           .055
      --------------------------------------- --------------------------- -------------------------------
      December 10, 2001                                          200,000           .055
      --------------------------------------- --------------------------- -------------------------------
      December 11, 2001                                           45,000           .055
      --------------------------------------- --------------------------- -------------------------------
      December 13, 2001                                              109           .055
      --------------------------------------- --------------------------- -------------------------------
      December 14, 2001                                           25,500           .055
      --------------------------------------- --------------------------- -------------------------------
      February 5, 2002                                            75,000           .033
      --------------------------------------- --------------------------- -------------------------------
      February 6, 2002                                            25,000           .033
      --------------------------------------- --------------------------- -------------------------------

             In addition, on February 13, 2002, Mr. Kurtz acquired an aggregate of 1,930,177 shares of Common Stock from two parties, in satisfaction of indebtedness owed to him by such parties aggregating approximately $300,000.

             (d) No person other than Richard Kurtz is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by Richard Kurtz.

             (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

             There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of its securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than as set forth below.

             In connection with the Merger, Mr. Kurtz signed a lock-up agreement restricting his ability to transfer certain shares acquired by him in the Merger.


Item 7.      Material to be Filed as Exhibits.

             Not applicable.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:      February 13, 2002



                                                   February 13, 2002
                                                   (Date)

                                                   /s/ Richard Kurtz
                                                   (Signature)

                                                   Richard Kurtz
                                                   (Name/Title)